UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 31, 2023

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In the Matter of

Caary Capital Ltd.
186 Bartley Drive
Toronto, Ontario M4A 1E1
Canada

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12114

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       Caary Capital Ltd. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 31, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief